Exhibit 99.1

MindMed Appoints MGH Psychiatrist-in-Chief Dr. Maurizio Fava to Scientific Advisory Board

New York, NY - June 23, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, has announced the addition of Dr. Maurizio Fava, a world-leading expert in psychiatry and psychiatric clinical trials from Massachusetts General Hospital and the Harvard Medical School to the Company’s Scientific Advisory Board.

Dr. Fava obtained his MD from the University of Padova School of Medicine where he completed residency training in endocrinology. Thereafter, he completed residency training in psychiatry at Massachusetts General Hospital where he founded and was Director of the hospital’s Depression Clinical and Research Program (DCRP) from 1990 to 2014. In 2007, Dr. Fava founded the Massachusetts General Hospital’s Psychiatry Clinical Trials Network and Institute (CTNI), the first academic contract research organization specialized in planning and coordination of multi-center clinical trials in psychiatry; he currently acts as their Executive Director.

Under Dr. Fava’s direction, the DCRP became one of the most highly regarded depression programs in the United States, a model for academic programs that link, in a bi-directional fashion, clinical and research work. Dr. Fava has been successful in obtaining more than a total of $120,000,000 of funding as principal or co-principal investigator from both the National Institutes of Health and other sources. His prominence in the field is reflected in his role as the co-principal investigator of the National Institute of Mental Health (NIMH) Sequenced Treatment Alternatives to Relieve Depression (STAR*D), the largest research study ever conducted in the area of depression, and of the RAPID Network, the NIMH-funded series of studies of novel, rapidly-acting antidepressant therapies.

Dr. Fava is a world leader in the field of depression. He has authored or co-authored more than 800 original articles published in medical journals with international circulation, edited eight books, and published more than 50 chapters and over 600 abstracts.

MindMed CEO Robert Barrow said, "We are incredibly excited to welcome Dr. Fava as the newest member of our Scientific Advisory Board. His wisdom and experience as a thought leader in psychiatry are unparalleled and his insights and guidance will be invaluable. I look forward to working closely with Dr. Fava and the entire Scientific Advisory Board as we advance our mission of delivering psychedelic-inspired therapies to patients in need.”

Dr. Fava stated, "I am delighted to join MindMed’s Scientific Advisory Board. Massachusetts General Hospital has recently launched a new Center for the Neuroscience of Psychedelics to better understand the drugs’ effects on the brain, their mechanisms, and potential for therapeutic purposes. MindMed’s focus on psychedelic medicine is certainly aligned with the scientific interests of our department."

MindMed’s Scientific Advisory Board is composed of a diverse group of members with expertise in psychiatry, neuroscience, and clinical development. The board leverages decades of deep knowledge in biotech and psychiatry to guide MindMed’s development programs. Members represent institutions such as Johns Hopkins, NYU Langone Health, Duke University, National Institutes of Health, Stanford University, and Albany Medical College.

Scientific Advisory Board Chair, Dr. Robert Malenka added, “I am very excited that Dr. Fava has joined our Scientific Advisory Board. His extensive experience in designing rigorous and sophisticated clinical trials will accelerate MindMed’s efforts to initiate efficient clinical trials that provide clear answers about the therapeutic effectiveness of MindMed’s innovative treatment regimens.”

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental health. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach of developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co.

MindMed Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding the expertise of the Scientific Advisory Board and ability to leverage the knowledge of the Scientific Advisory Board, the ability to develop and the potential success of using technology to improve health outcomes, the pursuit of strategic initiatives, and the Company's intended future business plans and operations, including the development of psychedelic inspired medicines and experiential therapies. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all of the provinces and territories of Canada and available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com